Part III: Manner of Operations

Item 4:   Hours of Operations

a. *Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.*

The ATS accepts orders on days that the New York Stock Exchange ("NYSE") is open and observes NYSE's holiday and early close schedule. The ATS accepts ~~non-IOC~~orders that are not IOC or Enhanced IOC orders from 7:30 a.m. to 4:00 p.m. ET. The ATS accepts IOC and Enhanced IOC orders from 9:30 a.m. to 4:00 p.m. ET. The ATS, on a security-by-security basis, creates matches from the time it receives the Opening Trade Report (as that term is defined at Part III Item 10) for the relevant security until 4:00 p.m. ET.

Item 7:   *Order Types and Attributes*

a. *Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:*

   i.   *priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;*

   ii. *conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);*

   iii. *order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;*

   iv. *order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;*

   v.   *whether an order type is eligible for routing to other Trading Centers;*

   vi. *the time-in-force instructions that can be used or not used with each order type;*

   vii. *the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and*

viii.   *the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.*

Order Types (Generally):   The ATS accepts firm orders ("Firm Orders") and conditional (non-firm) "orders" ("Conditional Orders").   Except where otherwise noted, references to Firm Orders include Firm-Up Orders (as that term is defined herein). All orders may be cancelled by timely submission to the ATS of cancellation instructions.

Firm Orders (Excluding Firm-Up Orders): Firm Orders may include market, limit or pegged price instructions. Subscribers may designate Firm Orders as immediate-or-cancel ("IOC"), "Day," ~~or~~ good-till-time ("GTT," expressed either in seconds or by specifying an expiration time) or "enhanced" IOC (such orders "Enhanced IOC" orders, further discussed below).   Subscribers may designate Firm Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).   Subscribers may designate Firm Orders as add-liquidity-only ("ALO"). ALO orders will only interact with other orders if the ALO order would be deemed to be adding liquidity. See Part III Item 11 for further discussion of when an order is deemed to "add" or "remove" liquidity. Where, upon receipt, an ALO order is marketable against trading interest on the ATS, the ATS will accept the ALO order for further processing (*e.g.*, potential matching where the ALO would be deemed to be adding liquidity).

Pegged orders are limit orders with a limit price that constantly changes based on movements in the designated reference price. Pegged orders may, but are not required to, ~~specify~~include an ultimate limit price (*e.g.*, buy 100 shares of ABC pegged to the offer but limited to $20.05) and, for ~~non-IOC~~orders other than IOC and Enhanced IOC orders, may also include an offset price (*e.g.*, buy 100 shares of ABC pegged to the national best offer ("NBO") minus $.02). Firm Orders may be pegged to the NBO, the national best bid ("NBB") or midpoint of the national best bid or offer ("NBBO").

Offset prices must be expressed in penny increments per share for securities priced equal to or greater than $1.00 per share and hundredths of a cent for securities priced less than $1.00 per share or the ATS will reject the order. Resting orders with offsets expressed in hundredths of a cent will be cancelled if the bid or offer becomes equal to or greater than $1.00 per share. Orders pegged to the midpoint of the NBBO may not include a peg-offset.

As noted above, subscribers may designate orders as "Enhanced IOC" orders. Generally, an Enhanced IOC order operates like a "standard" IOC order and either immediately executes (in whole or in part) against resting contraside interest or is cancelled by the ATS.   However, where there is a resting eligible contraside Conditional Order(s) in the ATS at the time the ATS receives the Enhanced IOC order, the Enhanced IOC order will remain in the ATS for a subscriber-configured period of time of at least 100 milliseconds (such period, which is configurable in millisecond increments, the "Hold Period"). For clarity, where there is both resting firm and conditional trading interest in the ATS at the time the ATS receives the

Enhanced IOC order, the Enhanced IOC will execute, in whole or in part, against the firm order (which may be a Firm or Firm-Up Order) and the leaves quantity will be immediately cancelled. During the Hold Period the Enhanced IOC order is eligible to interact with any eligible contraside trading interest in the ATS and may "invite" other Conditional Orders to "firm-up." In the event the Enhanced IOC order receives a partial fill during the Hold Period the ATS will immediately cancel the order's leaves quantity (even where the Hold Period has not expired). Subscribers may not cancel an Enhanced IOC order during the Hold Period. For clarity, the Hold Period on a given order is not "extended" or "reset" for any reason.

Only Firm Orders may be designated as Enhanced IOC orders. Enhanced IOC orders may only be used in connection with an order utilizing Contra-Party Permissioning instructions and, as detailed in the ATS' FIX specifications, "session-to-session" Internalization-Only instructions. Orders designated as "Enhanced IOC" that do not utilize the Contra-party Permissioning functionality or the specified Internalization-Only instructions will be rejected.

By default, the ATS designates Firm Orders (including Enhanced IOC orders) as ineligible to interact with Conditional Orders. However, eBX will remove the default designation upon subscriber request and permit the subscriber to designate Firm Orders as either eligible or ineligible to interact with Conditional Orders on an order-by-order basis. Firm Orders designated as ineligible to interact with Conditional Orders will not invite a Conditional Order to firm-up, but are nevertheless eligible to interact with Firm-Up Orders (other than Firm-Up Orders that include a "conditional only" order instruction).

Firm Orders may be modified, but their firm status cannot be modified (*i.e.*, a Firm Order cannot be modified to be a Conditional Order). A modified Firm Order will receive a new time of receipt for priority purposes, except where the only modification is a reduction in order quantity.

CONDITIONAL ORDERS: A Conditional Order is an instruction to the ATS that the subscriber wants to interact with the order book on a conditional basis. A Conditional Order never executes; instead, when a Conditional Order would have otherwise matched with another order, the Conditional Order is canceled by the ATS and an invitation (*i.e.*, an "Invite" as defined at Part III Item 9) is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. Conditional Orders may include market, limit or pegged pricing instructions. Conditional Orders may be pegged to the NBB, NBO or midpoint of the NBBO. Conditional Orders pegged to the market (*i.e.*, sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (*e.g.*, buy 100 shares of ABC pegged to the NBO minus $.02). Conditional Orders pegged to the midpoint of the NBBO or to the primary may not include an offset price. Conditional Orders may not be pegged to the primary (*i.e.*, sell order pegged to the NBO or buy order pegged to the NBB). Any Conditional Order pegged to the primary will be rejected. As further discussed below, Conditional Orders must include a Minimum Block Size quantity. Subscribers may designate Conditional Orders as "Day" or GTT. Conditional Orders may not be designated as IOC or Enhanced IOC. Conditional Orders may be modified, but their conditional status cannot be modified (*i.e.*, a Conditional Order cannot be modified to be a Firm Order). Conditional Orders may include instructions

to not interact with Firm Orders other than Firm-Up Orders. Any Firm-Up Order "resulting from" such a "conditional-only" Conditional Order must also include conditional-only instructions. Firm Orders, other than Firm-Up Orders resulting from a "conditional-only" Conditional Order, may not include a conditional-only order attribute.   Conditional Orders will only interact with contraside interest (i.e., "generate" an Invite) where the midpoint of the NBBO is an eligible execution price at the time of the match (that is, assuming both the Conditional Order and contraside interest were firm orders). Where "eligible" contraside interest exists, all eligible Conditional Orders will receive Invites, regardless of time of receipt. Conditional Orders may include ALO instructions, in which case the party submitting the Conditional Order will only receive an Invite where the Conditional Order would have been deemed to add liquidity at the time of the match (that is, assuming both the Conditional Order and contraside interest were firm orders).   Subscribers may designate their Conditional Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).

FIRM-UP ORDERS: Firm-Up Orders are firm orders submitted in response to an Invite (as defined at Item III, Part 9). A Firm-Up Order must contain the same symbol, side, MPID and minimum block size quantity as the Conditional Order related to the Invite or it will be rejected by the ATS. Subscribers may designate Firm-Up Orders as Day or GTT and must include a time-in-force of at least one (1) second if designated as GTT. Firm-Up Orders may not be designated as IOC or Enhanced IOC. As further discussed below, Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Notwithstanding the preceding sentence, Firm-Up Orders may include market, limit or pegged pricing instructions. Firm-Up Orders may be pegged to the NBB, NBO or midpoint of the NBBO. Firm-Up Orders pegged to the market (*i.e.*, sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (*e.g.*, buy 100 shares of ABC pegged to the NBO minus $.02). Firm-Up Orders pegged to the midpoint of the NBBO or to the primary may not include an offset price. Firm-Up Orders pegged to the primary will be rejected unless the NBBO is locked and the order's instructions permit it to cross in a locked-market. Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating Conditional Order (e.g., a subscriber that submitted a market Conditional Order may submit a marketable limit Firm-Up Order) or (b) be priced at-or-better than the midpoint of the NBBO at the time of submission (e.g., a subscriber that submitted a market Conditional Order may submit a Firm-Up Order pegged to the midpoint of the NBBO).

Subscribers may designate Firm-Up Orders as ALO (as noted above, Firm-Up Orders must include a time-in-force of at least one (1) second and may interact with orders other than the contraside order from the initial match). Subscribers may designate Firm-Up Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers cannot designate Firm-Up Orders as ineligible to interact with Conditional Orders, but may designate Firm-Up Orders as only eligible to interact with Conditional and Firm-Up Orders

Firm-Up Orders are treated like "standard" Firm Orders for matching and priority

purposes. However, as noted above, Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Accordingly, Firm-Up Orders with effective limit prices below the prevailing midpoint of the NBBO are ineligible for execution, although they will, in accordance with their terms, remain in the ATS and may subsequently become eligible for execution. Where a Firm-Up Order matches with a "standard" Firm Order, the execution will occur at the midpoint of the NBBO, without regard as to which order was deemed to add or remove liquidity.

The ATS does not prevent subscribers from submitting Firm Orders that are not Firm-Up Orders following receipt of an Invite, although the ATS treats the subscriber as failing to have "firmed-up" in response to the Invite. Firm-Up Orders may not be modified.

MINIMUM EXECUTION SIZE: Subscribers may specify a "Minimum Quantity" or "Minimum Block Size" associated with a Firm Order. Minimum quantities and minimum block sizes must be expressed in round (100-share) lots. A "Minimum Quantity" instruction specifies the minimum execution size a subscriber will accept and allows for the aggregation of any number of contra-side orders. A "Minimum Block Size" instruction specifies the minimum execution size a subscriber will accept and does not allow for the aggregation of contra-side interest. A Minimum Quantity or Minimum Block Size instruction must be specified in multiples of 100 shares. Conditional and Firm-Up Orders must include a Minimum Block Size instruction. The ATS, however, will accept a Conditional or Firm-Up Order that includes a Minimum Quantity instruction, but it will treat the Minimum Quantity instruction as a Minimum Block Size instruction.

LEAVES QUANTITY; MINIMUM QUANTITY ORDERS: Subscribers may instruct whether a Minimum Quantity order, following its initial execution, be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Quantity order falls below its Minimum Quantity instruction, the ATS either (x) cancels back the order or (y) removes the Minimum Quantity instruction from the order (that is, disregard the Minimum Quantity instruction and allow the order to execute in any permitted lot size (e.g. 100 share lots)).

LEAVES QUANTITY; MINIMUM BLOCK SIZE ORDERS: Subscribers may instruct whether a Minimum Block Size order, following its initial execution, be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Block Size order falls below its Minimum Block Size, the ATS either (x) cancels back the order or (y) reduces the Minimum Block Size instruction to the size of the leaves quantity (for instance, if a 20,000 share order with a Minimum Block Size of 10,000 shares is party to an execution for 15,000 shares, the 5,000 share leaves quantity would remain eligible for execution and, effectively, be treated as having a 5,000 share Minimum Block Size instruction).

ORDER ROUTING: The ATS does not route any order flow.

Item 9: Conditional Orders and Indications of Interest

    a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

    ☒ Yes   ☐ No

    If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

    The ATS accepts "Conditional Orders." A Conditional Order is an instruction to the ATS that the subscriber wants to interact with the order book on a conditional basis. A Conditional Order never executes; instead, when a Conditional Order would have otherwise matched with another order, the Conditional Order is canceled by the ATS and an Invite is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. Conditional Orders may include market, limit or pegged pricing instructions. Conditional Orders may be pegged to the NBB, NBO or midpoint of the NBBO. Conditional Orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $.02). Conditional Orders pegged to the midpoint of the NBBO or to the primary may not include an offset price. Conditional Orders may not be pegged to the primary (i.e., sell order pegged to the NBO or buy order pegged to the NBB). Any Conditional Order pegged to the primary will be rejected. Conditional Orders must include a Minimum Block Size quantity. Subscribers may designate Conditional Orders as "Day" or GTT. Conditional Orders may not be designated as IOC or Enhanced IOC. Conditional Orders may be modified, but their conditional status cannot be modified (i.e., a Conditional Order cannot be modified to be a Firm Order). Conditional Orders may include instructions to not interact with Firm Orders other than Firm-Up Orders. Any Firm-Up Order "resulting from" such a "conditional-only" Conditional Order must also include conditional-only instructions. Firm Orders, other than Firm-Up Orders resulting from a "conditional-only" Conditional Order, may not include a conditional-only order attribute. Conditional Orders may include ALO instructions, in which case the party submitting the Conditional Order will only receive an Invite where the Conditional Order would have been deemed to add liquidity at the time of the match (that is, assuming both the Conditional Order and contraside interest were firm orders). Subscribers may designate their Conditional Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).

    CONDITIONAL ORDER INTERACTION: In the event eligible contra-party interest exists, whether such contra-party interest is Firm or Conditional Order, the ATS will notify the submitter of a Conditional Order via FIX (such notification, the "Invite")

and request that the subscriber "firm-up" by submitting a firm order in response to the Invite (such firm orders, "Firm-Up Orders"). For purposes of determining whether to generate an Invite, only contraside interest that would have permitted an execution at the midpoint of the NBBO at the time of the match (had both the Conditional Orders and contraside interest been firm orders) and otherwise have been eligible to interact, including satisfying the Conditional Order's minimum block size requirement, are considered "eligible." A single eligible contra-side order may generate multiple Invites. For example, where two Conditional Orders are resting on the ATS and a single eligible contra-side order is submitted, both Conditional Orders will receive Invites.

The ATS will immediately cancel a Conditional Order once that Conditional Order has generated an Invite. The ATS will not generate Invites until the ATS has attempted to effect an Opening Cross for the relevant security (further discussed at Part III Item 10).

The Invite notes that the Conditional Order was cancelled (i.e., that a preliminary match occurred) and identifies the number of shares that would have been filled had both orders been firm orders. The Invite recipient will then have two (2) seconds (the "Firm-Up Period") in which to submit a Firm-Up Order. eBX anticipates that the majority of subscribers will use automated processes to respond to Invites, although "manual" entry (via FIX) of a Firm-Up Order in response to an Invite is permitted. Firm-Up Orders submitted after the Firm-Up Period will be rejected.

Firm-Up Orders are firm orders submitted in response to an Invite. A Firm-Up Order must contain the same symbol, side, MPID and minimum block size quantity as the Conditional Order related to the Invite or it will be rejected by the ATS. Subscribers may designate Firm-Up Orders as Day or GTT and must include a time-in-force of at least one (1) second if designated as GTT. Firm-Up Orders may not be designated as IOC or Enhanced IOC. Firm-Up Orders may include market, limit or pegged pricing instructions. Firm-Up Orders may be pegged to the NBB, NBO or midpoint of the NBBO. Firm-Up Orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $.02). Firm-Up Orders pegged to the midpoint of the NBBO or to the primary may not include an offset price. Firm-Up Orders pegged to the primary will be rejected unless the NBBO is locked and the order's instructions permit it to cross in a locked-market. Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating Conditional Order (e.g., a subscriber that submitted a market Conditional Order may submit a marketable limit Firm-Up Order) or (b) be priced at-or-better than the midpoint of the NBBO at the time of submission (e.g., a subscriber that submitted a market Conditional Order may submit a Firm-Up Order pegged to the midpoint of the NBBO). Subscribers may designate Firm-Up Orders as ALO (as noted above, Firm-Up Orders must include a time-in-force of at least one (1) second and may interact with orders other than the contraside order from the initial match). Subscribers may designate their Firm-Up Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers cannot designate their Firm-Up Orders as ineligible to interact with

Conditional Orders, but may designate Firm-Up Orders as only eligible to interact with Conditional and Firm-Up Orders.

Firm-Up Orders are treated like "standard" Firm Orders for matching and priority purposes. However, Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Where a Firm-Up Order matches with a "standard" Firm Order, the execution will occur at the midpoint of the NBBO, regardless of which order was deemed to add or remove liquidity.

The ATS does not prevent subscribers from submitting Firm Orders that are not Firm-Up Orders following receipt of an Invite, although the ATS treats the subscriber as failing to have "firmed-up" in response to the Invite. Firm-Up Orders may not be modified.

Item 10: Opening and Reopening

a. *Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.*

OPENING CROSS: The ATS attempts to effect an "Opening Cross" on a security-by-security basis. For each security, after the ATS has received a trade report marked "last sale eligible" (the "Opening Trade Report"), the ATS will attempt to cross all eligible open Firm Orders at the price noted in the Opening Trade Report. If the ATS attempts to effect an Opening Cross at a price outside the NBBO, the Opening Cross will not occur.

For purposes of the Opening Cross, orders are matched on strict time priority (*e.g.*, to the extent both orders have eligible limit prices, a buy order with a higher limit price will not have priority over a buy order received earlier with a lower limit price and orders are not crossed on a "pro rata" basis). IOC and Enhanced IOC orders are not eligible to participate in the Opening Cross. After the security's Opening Cross (or any attempted Opening Cross), any unmatched orders (including the unmatched portion of any order) will, subject to their terms, remain eligible for execution and will match in accordance with the ATS' standard matching logic. The ATS accepts Conditional Orders prior to any Opening Cross, but Conditional Orders are not eligible to participate in an Opening Cross. Firm-Up Orders, by their terms, will not participate in an Opening Cross.

The ATS does not effect a "reopening cross" following a suspension in trading. Rather, all open interest will be eligible for matching and execution in accordance with the ATS' standard matching logic.

Item 19: Fees

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g.,*

broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

eBX charges a commission of $0.0000 to $0.0015/share for executions in the ATS. ~~Commissions~~Commission rates for transactions resulting from Firm Orders are individually negotiated between eBX and the relevant subscriber and may be impacted by a number of factors, including the subscriber's anticipated volume, anticipated make/take ratio and anticipated percentage of "internalization only" transactions. ~~Additionally, eBX may charge higher rates where an execution results from a Conditional/Firm-Up Order (although commission rates for transaction involving Firm-Up Orders do not exceed $0.0015/share)~~eBX charges a standard commission rate of $0.0015/share for transactions resulting from Conditional/Firm-Up Orders, subject to the volume-based pricing tiers discussed below. Notwithstanding the foregoing, commission rates for transactions resulting from Conditional/Firm-Up Orders are subject to negotiation. eBX will consider a number of factors when negotiating a subscriber's commission rate for Conditional/Firm-Up Orders, including the subscriber's anticipated overall volume and anticipated volume of transactions resulting from Conditional/Firm-Up Orders. eBX does not charge different rates for executions resulting from orders utilizing Contra-party Permissioning functionality, including transactions resulting from Internalization-Only orders.

eBX does not charge any other fees for use of the ATS (i.e., eBX only charges subscribers the commission rates identified above). However, subscribers may be responsible for any connectivity fees or other costs they incur in accessing the ATS (i.e., fees not charged by eBX).

c. *Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.*

~~None.~~

Executions resulting from Conditional/Firm-Up Orders are subject to volume-based pricing tiers. Pricing tiers are based on the relevant subscriber's average daily trading volume ("ADV") in the ATS during the prior calendar month, regardless of the order type or functionality used.

A subscriber whose ADV in the ATS during the prior calendar month was less than 1 million shares is charged $0.0015/share for all executions resulting from Conditional/Firm-Up Orders. A subscriber whose ADV in the ATS during the prior calendar month met or exceeded 1 million shares is charged $0.0010/share for all executions resulting from Conditional/Firm-Up Orders. A subscriber whose ADV in the ATS during the prior calendar month met or exceeded 3 million shares is charged $0.0005/share for all executions resulting from Conditional/Firm-Up Orders. For the sake of clarity, the relevant pricing tier applies to all executions resulting from Conditional/Firm-Up Orders during the relevant calendar month and does not impact the commission rate

charged for executions resulting from Firm Orders.

Notwithstanding the foregoing, subscribers may negotiate the commission rates charged for transactions resulting from Conditional/Firm-Up Orders, including the volume-based pricing tiers noted above. eBX will consider a number of factors when negotiating a subscriber's commission rate for Conditional/Firm-Up Orders, including the subscriber's anticipated overall volume and anticipated volume of transactions resulting from Conditional/Firm-Up Orders.